Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 Announcement to the Market US$ 400 million raised to finance SMEs We inform the capital market participants that in March 2021, Itaú Unibanco raised US$400 million with the United States International Development Finance Corporation (DFC) in the international market (1). The bank intends to expand its credit lines to SMEs, with particular focus on economically vulnerable regions such as Brazil’s north and northeast and companies majority controlled or led by women. This initiative underlines one of our Positive Impact Commitments, that is, Inclusion and Entrepreneurship, aimed to improve the financial management of very small and small companies by offering suitable products and services. Among the goals driving this commitment is to increase the credit volume granted to female entrepreneurs. São Paulo, April 19, 2021 RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence (1) DFC’s partnering with Itaú Unibanco illustrates its focus on regions in the world where women face their greatest challenges, and where this investment may have the most positive impact, especially taking into account the currently aftermath of the Covid-19 pandemic. This investment advances DFC initiatives, which has catalyzed over US$7 billion of private sector investments in economic inclusion projects aimed to women entrepreneurs in developing countries.